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                              July 17, 2023

       Alejandro Ortiz
       General Counsel
       Mexican Economic Development, Inc.
       General Anaya No. 601 Pte.
       Colonia Bella Vista
       Monterrey, Nuevo Le  n 64410, M  xico

                                                        Re: Mexican Economic
Development, Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 24,
2023
                                                            File No. 001-35934

       Dear Alejandro Ortiz:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Financial Statements
       Note 3.18 Intangible Assets, page F-33

   1. We note your accounting policy and disclosures regarding your treatment of TCCC bottling agreement
intangible assets as indefinite lived intangible assets even though they have a stated term of
10 years and contain a 10 year renewal right. We also note your policy may be
inconsistent with other entities with similar assets. Please refer to paragraph 94 of IAS
38 and more fully explain to us why you believe your accounting policy is appropriate
and consistent with IFRS, given the stated term of the agreements.
                                                        In addition, please
explain to us the process and expected costs of renewing
                                                        the agreements at the
end of their 10 year term and how you concluded renewals are essentially perpetual
in nature.
 Alejandro Ortiz
Mexican Economic Development, Inc.
July 17, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.



FirstName LastNameAlejandro Ortiz                         Sincerely,
Comapany NameMexican Economic Development, Inc.
                                                          Division of
Corporation Finance
July 17, 2023 Page 2                                      Office of
Manufacturing
FirstName LastName